February 1, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re: Ministry Partners Investment Company, LLC

Registration Statement on Form S-1

File No. 333-275625

Withdrawal of Acceleration Request

Resubmission of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 1, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for February 1, 2024, at 4:00 p.m., Eastern Time, or as soon as thereafter possible in accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”).

Withdrawal of Acceleration Request

We are no longer requesting that such Registration Statement be declared effective as of February 1, 2024, at 4:00 p.m. eastern time or as soon as thereafter possible and we hereby formally withdraw our request for acceleration of the effective date referenced in that request.

Resubmission of Acceleration Request

Accordingly, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of the Registration Statement, so that it may become effective as soon as possible under the provisions of the rule. The Registrant hereby authorizes Randy Sterns, of Bush Ross, P.A., to orally modify or withdraw this request for acceleration. Please note the Company is not using an underwriter.

Thank you for your assistance. We request that we be notified of such effectiveness by a telephone call to Mr. Sterns at (813) 204-6401. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Mr. Sterns via email to rsterns@bushross.com.

Very truly yours,

Ministry Partners Investment Company, LLC

/s/ Brian Barbre
Brian Barbre
Senior Vice President, Chief Financial Officer